SICHENZIA ROSS FRIEDMAN FERENCE LLP
1065 Avenue of the Americas, 21st Flr.
New York, NY 10018

Telephone: (212) 930-9700
Facsimile: (212) 930-9725

June 13, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Attn: Peggy Fisher, Esq.
Jay Mumford, Esq.
Ms. Tara Harkins
Ms. Michele Gohlke

Re:      Thomas Equipment, Inc.
    Registration Statement on Form SB-2
            Amendment No. 1
            File No. 333-124217

Ladies and Gentlemen:

We are counsel to Thomas Equipment, Inc., a Delaware corporation (the “Company”), which has today filed Amendment No. 1 to its Registration Statement on Form SB-2, Registration No. 333-124217 (as amended, the “Registration Statement”). This letter responds to your letter dated May 20, 2005, relating to comments of the Staff in connection with the above-referenced submission.

The responses to the Staff’s comments attached hereto are numbered to relate to the corresponding comments in your letter. Where applicable, the revised pages or sections of the Registration Statement have been referenced. Unless otherwise indicated, all page references contained herein are to the pages of the Registration Statement. For your convenience, four copies of the Registration Statement, marked against the initial filing of the Registration Statement, have been forwarded to the Staff.

We appreciate your timely consideration of these matters in your review of the filing referenced above. If you or others have any questions or would like additional information, please contact me at 212-930-9700.

Very truly yours,

/s/ Thomas A. Rose

cc: David Marks,
Chairman

Thomas Equipment Inc.

Registration Statement on Form SB-2: Registration No. 333-124217

Responses to SEC Comment Letter 05-20-2005

#	Comment	Response

Summary
1
Expand the summary to include a brief description of the series of transactions that recently look place so that the risk factors that refer to those transactions make sense to investors. Include a cross reference to disclosure to be included later in the filing that provides all material information about each of these transactions, including the business purpose, and explains in reasonable detail how and when the selling shareholders and officers and directors obtained their shares and what consideration they paid for them on an aggregate and per share basis. For each transaction, disclose clearly all sources and uses of funds. For each securities issuance, disclose all material terms, and identify the security holders. We note the disclosure that begins on page 15 and believe it should be significantly revised in response to these comments. It should also identify the officers, directors, and beneficial owners who received more than 5 percent of the shares in each transaction. We may have further comments.

We have revised the summary to include a brief description of the series of transactions that recently took place and added a cross-reference to the complete discussion. We have expanded the full description to provide the requested information.

2	Please explain more specifically what you mean when you say "Pneutech is a strategic supplier to Thomas Equipment," and quantify the percentage of sales attributable to sales to Thomas, if material.	We have added a sentence to describe the product supplied and the amount of sales to Thomas.

Financial Summary - Page 4 Thomas Equipment and Predecessor Business (Thomas Equipment Limited) - Page 4

3
Revise the introductory paragraph to tell investors the periods for which you derived the information presented from your audited financial statements of the predecessor business and Pneutech, Inc. Indicate the source of the unaudited periods of the predecessor and successor businesses.
Revised accordingly. See additional discussion included in the introduction to this section of the prospectus.

4
Your financial summary includes the historical results of the predecessor and successor businesses. In this regard, revise your common share data to include the historical earning per share and weighted average common shares outstanding for each period presented.
Revised accordingly.

5	Revise your financial summary information to include the results of operations of the predecessor business for the period July 1, 2004 to September 30, 2004 and label as "unaudited".	Revised accordingly.

Pnuetech - Page 5

6
Your financial summary includes the historical results of Pneutech Inc. In this regard, revise your common share data to include their historical earning per share and weighted average common shares outstanding for each period presented.
Revised accordingly.

7	Revise to present the summarized balance sheet data for Pneutech, Inc. as of October 31, 2003 or tell us supplementally why you believe such information is not necessary.	Although this information is not included elsewhere in the prospectus, we now have included the balance sheet data in the summary.

Risk Factors - Page 7 Thomas Equipment Limited. Our Predecessor - Page 7

8	Please quantify here and on page 17 the amount of liability remaining and the amount of financial support McCain Foods has agreed to provide to the company.
These liabilities and commitments relate solely to Thomas Equipment Limited and McCain and do not relate to the assets as currently owned by the Company. Consequently, we do not believe it would be material or appropriate to disclose such information in the Company’s registration statement. We have removed this information and provided information which we believe is more pertinent to the Company.

Our Sales Growth is Tied to Global Economic Conditions - Page 8

9	Please revise this risk factor to describe how the factors you describe specifically impact your business, rather than how general economic trends affect industry in general.	The risk factor has been revised to reflect only factors affecting the Company, rather than industry in general.

10	You state you do not engage in hedging transactions here and on page 36, yet at the top of page 17, you describe hedging activities. Please revise to reconcile.	The wording on page 17 has been revised to clarify that “Additionally, unlike the predecessor business, we do not currently engage in hedging transactions although we may do so in the future“

We Are Dependent On Third Party Dealers - Page 9

11	Please briefly describe your relationship with United Rental and file any agreements with them. Also, it appears that this risk factor is printed twice, please delete one.
United Rental was used as an example as they do not account for a significant amount of our sales. As such, the disclosure on page 9 has been revised to more clearly reflect this. The duplicate risk factor has been removed.

We Have Recently Entered Into a Supply Agreement with Hvundai - Page 9

12	Please quantify what you mean by "substantial portion" of your revenues, when there is no minimum commitment for Hyundai.
To date, orders from Hyundai comprise approximately 57% of the Company's current backlog of approximately $70,000,000. The Company anticipates that such orders will increase in the future as the Company’s capacity to produce products for Hyundai is increased, although of course there can be no assurance of any specific amounts since there is no commitment from Hyundai, as disclosed in the risk factor. The Company will disclose in future filings the actual percentage of sales made to Hyundai, assuming such sales are in excess of 10%, as historical information becomes available. The Company has determined not to include the approximate percentage of orders to date since these are merely orders compiled by the Company, not sales, and the booking of actual sales are subject to proper audit and review procedures.

If Our Subsidiary's Preference Shareholder - Page 12

13
Please identify the Preference Shareholder, and explain what the consequences to you would be if you are unable to pay the redemption amount. For example, could the Preference Shareholder seize any assets?

The Preference Shareholder has been identified. Since the obligations to McCain are not secured, the only recourse of McCain is to seek payment of amounts due to them through litigation. They have no rights to foreclose on any of the Company’s assets. The risk factor has been revised to reflect their recourse. The disclosure has also been amended to clarify that we are required to purchase the preferred shares from McCain on April 26, 2006, if we have not earlier redeemed them.

Management's Discussion and Analysis - Page 15

14
See our first comment regarding this series of transactions. In addition, you should include the following disclosure.

• Identify Maxim Mortgage Corporation as a shell corporation, if true

• Disclose Mr. Rhee's role in this series of transactions

• Identify the principals of Thomas Ventures

• Disclose who received the 16.945 million shares in the reorganization

• Identify the officers and directors of Thomas Equipment at the time of the reorganization

• Explain how the acquisitions of Thomas Equipment Limited and Pneutech were funded

• Quantify what was paid to Mr. Rhee and any other officer, director, or major shareholder in the Pneutech acquisition

• Identify which members of "the Company's" Board were appointed as members of the Pneutech Board

• Explain how your officers, directors, and 5 percent holders obtained their shares and what consideration they paid. We note they hold 67.6% of the current outstanding shares.
We have revised the overview section to include a brief description of the series of transactions that recently took place. We have also expanded to provide the requested information.

15
Revise to include a section which provides a description of the basis of presentation during all periods presented (including the pro forma financial statements) in the filing. Your discussion should include a description of the predecessor and successor periods. Ensure that the periods presented are labeled as "predecessor" and "successor". Please include a similar discussion also in your basis of presentation footnote to the Thomas Equipment, Inc.'s consolidated financial statements.
Revised accordingly.

Acquisition of Operating Business - Pneutech. Inc. and Subsidiaries - Page 16

16	Revise to disclose the value of the shares issued as consideration in the Acquisition of Pneutech, Inc. and subsidiaries and the method used to value those shares.
Discussion has been added to disclose that the shares were valued based on the market price of our common stock on the date (December 22, 2004) the terms of the acquisition were agreed to and announced.

Results of Operations for the Year Ended June 30. 2003 Compared to June 30, 2002.

17	Revise to include the MD&A of Thomas Equipment Limited for the year ended June 30, 2003 compared to June 30, 2002 as you include consolidated financial statements for these respective periods.
The financial statements for Thomas Equipment Limited (the predecessor business) for the year ended June 30, 2002 have been deleted (as Regulation S-B Item 310 requires audited financial statements for the two most recent fiscal years i.e., the years ended June 30, 2004 and 2003). Accordingly, a comparison of the year ended June 30, 2003 to the year ended June 30, 2002 is no longer relevant.

Results of Operations for the Six Months Ended December 31. 2004 Compared To December 31. 2003 - Page 24

18
We note that you have presented combined results of operations for the six months ended December 31, 2004 that consists of the successor's results of operations from October 1, 2004 to December 31, 2004 and the predecessor's results of operations for the period July 1, 2004 to September 31, 2004. We also note you compare such combined results of operations for the six months ended December 31,2004 to the predecessor's historical results operations for the six months ended December 31, 2003. Revise to remove your MD&A discussion for the three and six month period ended December 30,2004 and 2003 and include a separate discussion of your historical operating results for the Predecessor for the period July 1, 2004 to September 30, 2004 and the Successor for the period October 1, 2004 to December 31, 2004.

The MD&A discussion for the six months ended December 31, 2004 has been replaced by an updated discussion for the nine months ended March 31, 2005. This discussion compares the pro forma results for the nine months ended March 31, 2005 with the predecessor’s results for the comparable period.

Results of Operations for Thomas Equipment Limited and Pneutech for the year ended June 30, 2004 and Fiscal 2Q05 Forward Looking Outlook - Page 26

19
We note that you have provided forward-looking information primarily in regards to the operations of Thomas Equipment Ltd. Revise this section to include any such meaningful forward-looking information in regards to the operating results of Pneutech, Inc. for the near term and how their historical results may change in the future since you acquired them.
The forward looking information has been revised and, as appropriate, includes consideration of changes at Pneutech.

20	Revise this section to include a MD&A discussion of your pro forma operating results for the year ended June 30, 2004 as the information provided appears to include only forward-looking information.	This section has been revised to focus only on forward-looking information.

Revenues- Page 26

21
We note you have entered into an exclusive two-year supply agreement with Hyundai Heavy Industries that you expect to achieve significant increases in revenues starting in the 2nd quarter of 2006 and beyond. Revise to discuss, in detail, the significant terms of the supply arrangement and quantify the expected increase in revenues.

Because Hyundai is not committed to any minimum amount of purchases, we do not believe it is appropriate to require the Company to quantify the increase in revenues. We believe stating that the Company expects significant increases provides sufficient guidance to an investor. The Company will provide historical information as it becomes available. The disclosure has been revised to disclose the material terms of the Hyundai agreement.

Cost of Sales and Gross Profit - Page 26

22
You state your goal is to achieve a 22% gross margin. Revise to clarify what you mean by "optimizing internal manufacturing capabilities and by maximizing our corporate vertical supply channels" which will help to achieve this goal.
We have deleted this reference to the 22% gross margin.

Subsequent Financing Activities - Page 34

23
You state you repaid the Roynat subordinated debenture in April of 2005, please disclose where you obtained the proceeds to make such repayment and why your board decided to repay that particular debt.

This disclosure is not included here in the amended registration statement, as the Company has included information from its most recent quarterly report. However, we have revised the information concerning this matter at the beginning of MD&A, where it is discussed in detail.

24	Disclose the interest rate on the Roynat debt.
This disclosure is not included here in the amended registration statement, as the Company has included information from its most recent quarterly report. However, we have revised the information concerning this matter at the beginning of MD&A, where it is discussed in detail.

25	Disclose all material terms of the Laurus Master Fund financing.
This disclosure is not included here in the amended registration statement, as the Company has included information from its most recent quarterly report. However, we have revised the information concerning this matter at the beginning of MD&A, where it is discussed in detail.

26
Clarify how many shares of common stock each share of series A preferred stock is convertible into. Supplementally advise whether any of the accredited investors are selling shareholders in this offering.

The existing discussion of the series A preferred stock discloses that the preferred is convertible to common stock at a rate of $3 per share. The disclosure has been amended to clarify that the face amount of the preferred stock is $25,000,000 and is thus convertible to 8,333,333 shares of common stock.

None of the accredited investors to whom the preferred stock was sold is a selling shareholder in this offering.

Description of Business - Page 37

27
We note the article dated April 27, 2005, stating that sales backlog has grown to US$69 million for shipments during 2005. Expand the appropriate disclosure to discuss, along with your plans to expand production capacity.
We have revised the Backlog section accordingly.

28
We also note that you entered into an exclusive distribution agreement with W.L. Gore Corporation that you anticipate will generate annual revenues of US$12.5 million. Expand the appropriate disclosure to discuss, and file the distribution agreement as an exhibit.

As we do not anticipate that sales through W.L. Gore will exceed 5% of the Company’s revenues, we do not believe that the contract is material. It is merely an example of one of many distribution agreements to which the Company is or will be a party.

Management - Page 45

29	Expand the biography for Mr. Marks to also discuss his role in Farwell Equity Partners. Also expand to provide more information about the trusts.	Mr. Marks’ biography has been expanded accordingly.

Executive Employment Agreements - Page 42

30	Please disclose Mr. Rhee's compensation in the Executive Compensation Table on Page 46.
As disclosed in the footnote to the Executive Compensation Table, Mr. Rhee was not employed by Thomas Equipment Inc. until November 2004. Accordingly, he received no compensation during the periods covered by the Table.

31
Please expand the disclosure to explain what Mr. Rhee's personal guarantee and pledge of assets covered. Also please explain how much Mr. Rhee had at risk in such guarantee and pledge and what services Mr. Rhee provided in the acquisition.
The disclosure has been revised accordingly.

Certain Relationships and Related Transactions - Page 52

32
Revise the disclosure to explain in much greater detail the agreement and plan of amalgamation and the benefits all affiliates received in connection with the various transactions which took place leading up to the Pneutech acquisition, including the material terms regarding share issuances to officers, directors, and 5 percent holders. Please expand to explain Mr. Rhee's involvement in this transaction in detail. File the agreement as an exhibit.

The disclosure related to the Pneutech acquisition has been expanded accordingly. However, since the prior transactions related to stock issuances to current officers, directors and 5% stockholders occurred at a time before they were affiliates of the Company, we do not believe such transactions are required to be disclosed hereunder. We have, however, revised the disclosure in the MD&A- Overview to include the requested information. The agreement has previously been included as Exhibit 10.6 to the registration statement.

33	Please describe the term of the consulting agreement with Mr. Crivello and file it as an exhibit.	The term of the agreement with Mr. Crivello has been disclosed and the contract is filed herewith as an exhibit.

34	Disclose the relationship of your Board Chairman with Farwell Equity Partners and the equity issuance to that entity.
There has not been any issuance by the Company to Farwell Equity Partners. The shares owned by Farwell were issued to Messrs. Marks and Crivello and Mr. Crivello’s IRA in connection with the initial acquisition of the Thomas Equipment Limited assets from McCain Foods in November 2004. Messrs. Marks and Crivello then created Farwell as a holding company for their Thomas shares and transferred such shares to Farwell in April 2005. We do not believe their form of ownership is a “certain transaction” or in any way material to an investor. The ownership of Farwell has been clearly disclosed in the Beneficial Ownership table.

35
Disclose other transactions with affiliates and related parties noted in the footnotes to the financial statements. For example (and this is only one example), we note you issued 16,945,000 shares to your founders for $2,819,000, or an average of $0.20 per share. Expand to discuss this and other transactions, identifying the parties, the number of shares each received, and the consideration paid.
We have included information responsive to this comment in the expanded description of the transactions contained at the beginning of MD&A.

Description of Securities - Page 52

36	Reconcile the disclosure here with the recent issuance of series A preferred stock.	We have revised the disclosure to describe the issued shares of series A preferred stock.

Selling Stockholders - Page 55

37	In footnote 1, expand to state the number of shares to be issued in the transactions described in (iii) and (iv).	The maximum shares issuable upon conversion of the promissory notes have been disclosed in footnote 1.

Index to Financial Statements - Page F-1.

38	Please update the financial statements and pro forma information, as necessary, as required by Item 310(a) of Regulation S-B.	The financial statements and pro forma information have been updated.

Unaudited Consolidated Financial Statements of Thomas Equipment. Inc. - Page F-7 Consolidated Statement of Cash Flows - Page F-7

39
Confirm to us that the Successor Consolidated Statement of Cash Flows presents the changes in assets and liabilities between your opening balance sheet on October 1,2004, consisting of the assets acquired and liabilities assumed, and the balance sheet on December 31, 2004. Refer to paragraph 17(c) of SFAS 95.

The Successor Consolidated Statement of Cash Flows presents the changes in assets and liabilities between the opening balance sheet on October 1, 2004 (consisting of the acquired net assets and liabilities of zero) and the balance sheet on December 31, 2004. Accordingly, the statement of cash flows reflects the closing on November 9, 2004 of the acquisition (effective as of October 1, 2004) of the inventory and fixed assets of Thomas Equipment Limited as investing activities and the issuance of debt that was used primarily to fund that acquisition as a financing activity.

40
It is unclear to us how the line items "equipment acquired on acquisition" for $7,223,000 and "other assets acquired on acquisition" for $20,053,000 within investing activities agrees to the consideration discussed in note 2 to the financial statements. Please revise or advise us.
The disclosure has been modified to disclose the “Cash paid for acquisition of assets of Thomas”, which amounts are also disclosed in Note 2.

Notes to the Consolidated Financial Statements - Page F-9 Note 2: Acquisitions - Page F-9

41
We note from pages F-6 and F-17 that you issued 16,945,000 shares of common stock to your founders at $0.20 per share for $2.8 million and recognized $5.5 million as stock compensation for the difference in the fair value of the shares and the issuance price. It is unclear to us how you accounted for the proceeds from the issuance on the Statements of Cash Flows. Clarify to us the nature of the line item "Proceeds from Stock Subscription" shown in financing activities.
The line item in the Statement of Cash Flows has been modified to disclose "Proceeds from sales of common stock", together with the cash proceeds of $2.15 million.

42
We note effective October 1, 2004, Thomas Equipment 2004 Inc. acquired the business, fixed assets and inventory of Thomas Equipment Ltd and you have accounted for the acquisition as a purchase under SFAS 141. Tell us supplementally and revise your note to address the following:

	- In a tabular format, detail the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition	As disclosed in Note 2, we acquired the fixed assets and inventories of Thomas Equipment Limited. No other assets or liabilities were acquired or assumed.

- Expand in great detail to discuss the consideration that was paid or liabilities assumed that total to the purchase price of $33.7 million. Any cash paid should agree to the Consolidated Statements of Cash Flows and be labeled as cash paid for acquisition, net of cash acquired.
The disclosure of the consideration paid has been re-formatted to separately disclose the cash paid and the transaction costs, as well as the other consideration paid.

	- Separately quantify the total direct costs of the acquisition.	Done, as discussed above.

Refer to the guidance in paragraph 51 of SFAS 141.

Basis of Presentation - Page F-10

43
Revise this note to clearly define that as of December 31, 2004 and the three months ended December 31, 2004 are that of the "Successor Business". Also, label the consolidated balance sheet on page F-3 with "Successor Business".
The note (in the March 31, 2005 financial statements included in the amended filing) has been revised and the March 31, 2005 balance sheet has been labeled.

44
It should be clear to investors if the successor entity has adopted the significant accounting policies of the predecessor. To the extent the successor entity's accounting policies has changed, those changes should be discussed in detail and highlighted as adopted by the successor. Please revise your filing accordingly.
A sentence has been added after the Basis of Presentation, to clarify that the Accounting Policies are those of the successor, which do not differ from those of the predecessor.

Revenue Recognition - Page F-11

45	We note from your revenue recognition policy that you sell equipment to distributors and dealers. Tell us supplementally and revise your filing to address the following:

• Describe to us the nature and significant terms of these arrangements with distributors and dealers, including any post shipment obligations or acceptance provisions and how you account for such obligations.

Since our acquisition of the predecessor’s assets we have entered into only one special arrangement for buybacks with distributors or dealers. There has been no significant activity under the agreement through the date of the financial statements. We do not currently have any other post shipment obligations.

As discussed in our response to comment 47, the amount of receivables currently recorded that have interest free terms, the costs associated with them or their age are not significant.

• We see on page F-12 that you give sales incentives in the form of cash and interest free financing. Describe to us the nature of your sales incentives and how you account for them in accordance with EITF 01-09.

Sales incentives are generally given at the time of a sale. In very isolated instances, we may in the future award a special post-sale incentive but these are not under any specific agreement. At such time as we enter into a sales incentive agreement or program that is based on cumulative volume or similar arrangements or we begin giving regular discretionary incentives, we will appropriately accrue the costs.

	• Explain to us if you grant price concessions and price protection to your distributors and dealers and if so, tell us how you account for price concessions.	We currently do not enter any price protection or concession agreements.

46	Expand your revenue recognition policy to include equipment sales made to retail and OEM customers.
The note summarizing our revenue recognition policy summarizes the conditions under which revenue is generally recognized (SAB 104) and has been modified to include a specific reference to OEM customers. Accordingly, that note now states “sales of equipment and service parts are recorded when title and all risks of ownership are transferred to the independent dealer, distributor, OEM or retail customer.” We do not believe any additional disclosure related to retail and OEM customers is required.

47
We note on page 39 that you enter into agreements related to product financing with your distributors and dealers that are located in the United States and Canada. We further note that you have accounts receivable of $10,820,000 outstanding as of December 31, 2004. Tell us supplementally and revise your filing to identify the amount of the receivables attributable to distributor and dealer financing and the terms of such receivables.

As of March 31, 2005, our accounts receivable of $25,269,000 includes approximately $1,300,000 (5%) of accounts receivable related to distributor and dealer financing. As discussed on page 39, we are negotiating for a third party to provide this financing going forward. We do not believe that the amounts of these receivables or the associated interest costs, either at March 31, 2005 or in the future, are material to our operations and in fact they will be eliminated prior to any such receivable aging beyond one-year and therefore do not believe they warrant separate disclosure.

Buy back arrangements - Page F-11

48
We note that the predecessor entity entered into buy back arrangements with distributors and dealers that in turn enter into leases for such equipment with its customers. We note that these arrangements provide for a guaranteed buy back value of 65%-70% of the original sales price. Tell us supplementally why you believe it is appropriate to defer the net proceeds received from the distributor as a liability that is reduced on a pro-rata basis over the three year buy back period since you may owe your distributor 65%-70% of the original sale's price at the end of the leasing arrangement. Tell us supplementally how you considered the guidance in EITF 95-1.

EITF 95-1 requires that “… the net proceeds upon the equipment’s initial transfer should be recorded as a liability in the manufacturer’s balance sheet. The liability is then subsequently reduced on a pro rata basis over the period to the first exercise date of the guarantee, to the amount of the guaranteed residual value at that date, with corresponding credits to revenue in the manufacturer’s income statement.”

We believe that our accounting policy and the policy followed by the predecessor, conforms with that guidance.

Property, plant and equipment - Page F-12

49	Please clarify to us what you mean by "impairment allowances" and how your accounting for impairment is in accordance with SFAS 144.
We are aware that any impairment loss that may be recognized establishes a new cost basis and does not represent an “allowance”. Accordingly, the references to “impairment allowances” have been removed.

Note 4. Inventories - Page F-15

50
Please tell us supplementally and revise to include an accounting policy note for inventories that discloses the costing method you use to value inventories and the amount of reserve for inventory obsolescence at December 31, 2004.

The March 31, 2005 unaudited financial statements include an accounting policy note for inventories, including a policy for the obsolescence and used equipment. The reserve for inventory excess or obsolescence at March 31, 2005 was approximately $800,000 (2%).

51
We note from page 38 you maintain used equipment inventory and also retail locations sell used equipment that is typically acquired through customer trade-ins. Revise to include an accounting policy note related to used equipment and disclose the amount of used equipment at December 31, 2004.

An accounting policy related to used equipment has been added to note 3. Disclosure of the amount of used equipment inventory has been added to note 4. Significantly all the used equipment recorded is related to the acquisition of the predecessor’s assets. While we have engaged in acquiring such equipment through trade-ins, the amounts related to trade-ins have not been significant. However, we have added a policy for such instances.

Note 6: Convertible long term debt - Page F-15

52
We note that you have a note payable to Thomas Equipment Limited and a term loan with Laurus Master Funds Ltd ("Laurus") reflected on your consolidated balance sheet at December 31, 2004. Tell us supplementally and revise your filing to disclose if these loans were assumed in the acquisition or entered into subsequent to October 1, 2004. If subsequent to October 1, 2004, clearly disclose the nature and terms of the loans. Also, tell us how such loans were originally recorded by you including why a premium was recorded.

The note payable to Thomas Equipment Limited was issued as part of the consideration for the assets acquired.

The term loan with Laurus was part of the funding obtained by us to effect the acquisition of assets from Thomas Equipment Limited and was not assumed in the acquisition.

The disclosure of the terms of these loans has been expanded and is included in Notes 6 and 7 to our March 31, 2005 financial statements included in the prospectus.

Because Laurus may receive a premium if it elects to receive, or we elect to pay in cash, interest and principal payments in cash, rather than in common stock, the amount of the potential liability for that premium was recorded as part of the carrying value of the debt and is being amortized to expense over the life of the debt.

Note 7: Convertible credit facility - related party - Page F-16

53
It appears from your disclosure that you entered into a credit facility with Laurus Master Funds Ltd ("Laurus") to finance the acquisition of Thomas Equipment Limited. Also, in connection with issuance of the convertible debt and credit facility it appears that Laurus was issued stock options and warrants. In this regard, tell us supplementally and revise your filing to disclose the following:

• How you recorded the financing of the acquisition including the issuance of stock options and warrants.
As discussed below, the options and warrants issued in connection with the financing obtained from Laurus were valued using the Black-Scholes option pricing model. The proceeds received were allocated among the instruments issued based on their estimated fair values. The resulting discounts from the face amount of the debt instruments are being amortized over the life of those debts.

• Tell us if you recorded a beneficial conversion feature at the time you recorded the acquisition financing related to the warrants. Refer to guidance in EITF 98-5 and EITF 00-27
No beneficial conversion feature existed related to the acquisition financing provided by Laurus in November 2004. The effective conversion price of the term loan ($6,000,000) and revolving loan ($16,000,000) from Laurus, after recognizing the debt discount related to the value allocated to the options ($4,060,000) and warrants ($2,178,000), exceeded the market price of our common stock on the date the instruments were issued, as follows -
                    Loan     Facility
Proceeds (face amount)      6,000,000    16,000,000
Allocated to options/warrants  1,701,000          4,537,000
Initial carrying amount of debt  4,299,000        11,463,000

Conversion price per share               $2.25                 $1.50
Number of shares                        2,666,667         10,666,667
Effective conversion price                $1.61                  $1.07
Market price - 11/09/2004                  $1.01                  $1.01

We received an increase in the credit facility ($4,000,000) with Laurus and an additional term loan ($1,900,000) from Laurus on January 26, 2005 and February 28, 2005, respectively. Those transactions also involved the sale of warrants to Laurus, as follows -

                    Loan     Facility
Proceeds (face amount)              1,900,000          4,000,000
Allocated to warrants                    488,000          1,542,000
Initial carrying amount of debt  1,412,000          2,458,000

Conversion price per share               $2.25                 $1.50
Number of shares                           844,445           2,666,667
Effective conversion price                $1.67                  $0.92
Market price                                        $6.00                  $7.50

Because the conversion prices remained the same as in the initial financing but the market price of our common stock had increased significantly, EITF 98-5 and 00-27 would, prima facie, require that the entire amount of the proceeds that would otherwise be allocated to the term loan and credit facility ($3,870,000) should be recognized as the intrinsic value of the beneficial conversion feature and credited to additional paid-in capital.

We have not recorded the beneficial conversion feature because we do not believe that recording the debt at zero and immediately increasing our equity by $3,870,000 is appropriate in our current circumstances. We are aware that this does not comply with the EITF consensus. However, we are particularly concerned about understating our debt and increasing our equity in our financial statements, when those financial statements are being included in an offering document and the intent of the Company is to repay the debt in the very near term (with the premium penalty) through either an additional equity offering or more traditional line of credit, without conversion features. We believe that there is a fundamental difference between the warrants and options, on the one hand, and the beneficial conversion feature, on the other. Allocating part of the debt proceeds to the options and warrants is appropriate because those instruments are separate (detachable) from the debt, can be exercised (or sold) separately and survive repayment of the debt. Conversely, the beneficial conversion feature is not separate from the debt and provides no benefit if the debt is repaid (which we have the right to do and expect to do so). Allocating part (in this case, all) of the proceeds that otherwise would be allocated to the debt to the beneficial conversion feature, while it may conform to the letter of the EITF consensus, does not, we believe, improve our financial reporting. Additionally, the effective interest expense charged to earnings as a result of accretion of the discount resulting from the proceeds allocated to the options and warrants appears fairly commensurate with our estimate of the fair value of such debt. We recognize that we have not followed the EITF consensus but we believe that is appropriate in the circumstances.

• How you accounted for the issuance of the warrants and stock options, and determined the value assigned to such issuances.
As discussed in Note 12 to our March 31, 2005 financial statements (which are now included in the prospectus) the warrants and options issued to Laurus were valued using the Black-Scholes option pricing model. The proceeds received from Laurus for the warrants, options and related debt and credit facilities were allocated among those instruments, based on their estimated fair values. The resulting discount from the face (redemption) amount of the debt and credit facilities (reflecting the portion of the proceeds which was allocated to the warrants and options, which amounts were credited to additional paid-in capital) is being amortized over the life of the debt and credit facility.

We may have further comment based on your response.

Note 9. Redeemable preferred shares - Page F-17

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We note that you issued 1,000 redeemable preferred shares in connection with the acquisition of Thomas Equipment Ltd. for approximately $7,926,000 and such shares have been classified as a long-term liability (classified outside of permanent equity). We further note from page 12 that these securities are redeemable at the option of the holder at any time after April 1, 2006. In this regard, tell us supplementally and revise your filing to address the following:

• How you determined the fair value of the preferred shares at the date of issuance.

• How you account for the difference between the redemption value and the carrying value. Refer to the guidance in EITF Topic D-98.

• Tell us how you considered the accounting guidance in SAB Topic 5-Q.

As part of the consideration paid, McCain Foods Limited (the parent of Thomas Equipment Ltd.), received C$10,000,000 face amount of redeemable preferred shares issued by our subsidiary TE 2004 Inc. Based on their terms, including the right of McCain to attend meetings of our Board of Directors, we considered those shares to have a fair value equal to their face amount. Accordingly, there is no difference between the redemption value and the carrying value of the shares. Because the shares are denominated in Canadian dollars, their carrying amount in our financial statements fluctuates based on changes in the US$ / C$ exchange rate.

Under the terms of an agreement between the company, TE 2004 and McCain, we are required to purchase the preferred shares from McCain after 18 months, if they have not been previously redeemed. Accordingly, we do not expect that the increase in the interest rate on the preferred stock from 8% to 12% (which is effective after 18 months) will, in fact, have any effect.

Note 10: Common Stock - Page F-17

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We note that you issued 1,980,000 in shares of common stock to Laurus in connection with the financing of the acquisition of Thomas Equipment Ltd that had a fair value of $.59 per share. Tell us supplementally and revise your filing to clearly discuss how you determine the fair value of the shares and accounted for the shares in connection with the acquisition financing.

The fair value of the shares of $0.50 (the Canadian dollar equivalent of $0.59 was inadvertently disclosed previously) was determined based on (i.e., equal to) the highest cash price paid by certain of the founding shareholders. The difference between the deemed fair value of the shares and the amount paid by Laurus was recognized as an expense when the shares were issued.

Clarify that the shares were issued at $.20 and not at $20 as disclosed.	The shares were sold to Laurus for their par amount of $0.01 (one penny) per share, resulting in proceeds of $19,800 or, in thousands of dollars, $20.

Note 17: Recent Events - Page F-21

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Reference is made to your disclosure in regards to the acquisition of Pneutech, Inc. (Pneutech) on February 28, 2005. Revise your filing to include the cost of the acquired entity as well as the disclosures required by paragraph 57 of SFAS 141. Also, specifically tell us and revise the note to include how you determined the value of the shares of common stock and warrants issued in connection with the acquisition.

The prospectus has been revised to include our March 31, 2005 consolidated financial statements. Those financial statements include the acquisition of Pneutech as of February 28, 2005. Accordingly, the information related to the Pneutech acquisition, including the purchase price and its allocation, is now included in Note 2 to those financial statements. That Note also discusses the value of the shares of common stock and warrants issued in connection with the acquisition.

57
Tell us in detail how you accounted for the redemption of the 929 preference shares and 530,000 special shares owned by 3156176 Canada, Inc. and if this transaction was a condition of the closing of the acquisition.

The transactions related to the acquisition of Pneutech, the redemption of Pneutech’s preference and special shares, and the financing transactions with Roynat Capital and Roynat US were negotiated contemporaneously and closed simultaneously.

The Pneutech preference shares and special shares were redeemed in cash for their carrying (and stated) amounts. The funding of these payments by Thomas has been included in the purchase price of the acquisition.

58
We also note in conjunction with the Pneutech acquisition that you entered into several transactions with Roynat Capital and Roynat U.S. Tell us supplementally and revise to address the following comments:

• We note that you paid $6,685,000 in cash for the cancellation of Pneutech preferred shares, accrued dividends, warrants, and the repayment of an outstanding debentures. Tell us if these transactions were a condition of the closing of the acquisition and therefore, included in the purchase price of the acquisition.

As noted above, the redemption of the Roynat Capital financing (including the debenture, preferred shares and warrants) and its replacement with financing provided by Roynat US was negotiated in concert with the acquisition of Pneutech. The unamortized discount on the books of Pneutech related to the preferred stock and debentures was expensed on Pneutech’s books immediately prior to the acquisition and the cost of re-purchasing the warrants was charged to paid-in capital on Pneutech’s books.

The funding of these payments by Thomas has been included in the purchase price of the acquisition.

• Tell us how you determined the value of the warrants and accounted for the issuance to Roynat US.
As discussed in Note 12 to our March 31, 2005 financial statements (which are now included in the prospectus) the warrants issued to Roynat US were valued using the Black-Scholes option pricing model. The proceeds received from Roynat US for the warrants and the debenture (discussed below) were allocated between the warrants and the debenture, based on their fair values. The resulting discount from the face (redemption) amount of the debenture (reflecting the portion of the proceeds allocated to the warrants, which amount was credited to paid in capital) is being amortized over the life of the debenture. The debenture was repaid on April 19, 2005, from part of the proceeds of the sale of preferred stock and warrants. The remaining unamortized discount was immediately expensed on that date. Because of the uncertainty inherent in the completion of the preferred stock sale until the closing of that transaction on April 19, 2005, the company did not change its estimate of the period over which the discount should be amortized (i.e., the subsequent repayment of the debenture was deemed to be a Type II subsequent event).

• Describe to us how you accounted for the sale of subordinated debentures to Roynat US. We further note your disclosure on page 10 that you issued a $5,397,000 convertible debenture to Roynat. Clarify to us if you "sold" this borrowing or if you issued a subordinated debenture

As discussed above, the proceeds received from Roynat US for the subordinated debenture and the warrants were allocated between those instruments, based on their fair values, with the resulting discount from the face (redemption) amount of the debenture being amortized to income. Please comment further if you believe there is a distinction that needs to be clarified between “selling” and “issuing” a debenture.

Audited. Financial Statements of Thomas Equipment Limited - Page F-22 General

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We note that Thomas Equipment Limited was a wholly-owned subsidiary of McCain Foods Limited prior to your acquisition of the business. Please confirm to us that the separate financial statements of Thomas Equipment Limited reflects all of the expenses that the Parent incurred on your behalf and that your results of operations would not have been materially different if you had operated as an unaffiliated company. Examples of such expenses include officer and employee salaries, rent or depreciation, advertising, accounting and legal and other selling, general and administrative expenses. If these expenses are common costs, tell us supplementally and revise your filing to provide an explanation of the allocation method used and management's assertion that the method use is reasonable. Refer to SAB Topic 1-B.

The separate financial statements of Thomas Equipment Limited reflect management charges from McCain Foods Limited, which were designed to allocate all central head office costs (e.g., IT costs, legal counsel etc) across the operating subsidiaries within the McCain group. As far as we are aware, there are no expenses that McCain incurred specifically on behalf of Thomas Equipment Limited and not recharged them for them, such as those items listed in SAB Topic 1-B. As the predecessor company was also heavily financed by the McCain group in the past, it is difficult to say that the results of operations would not have been materially different if they had operated as an unaffiliated company, as the company would unlikely have been able to borrow on the same terms.

Pro Forma Combined Condensed Financial Statements - Page F-80

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In order to enhance a readers understanding, revise your introductory paragraph to include a brief discussion of the terms of each transaction that you are presenting within your pro forma combined financial statements. For instance, revise to include a brief discussion of the Pneutech acquisition and additional acquisition financing that was obtained such as your agreement entered into with Roynat Capital, Roynat U.S., and Laurus Master Fund, Ltd.
The introduction has been revised to include a brief description of the acquisition financing.

Pro Forma Combined Condensed Balance Sheet - Page F-81

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Please revise your pro forma financial statements to include a separate pro forma adjustment for each item to which you are adjusting the historical financial information. For instance, the pro forma adjustments should be presented gross on the face of the pro-forma statements.

The pro forma combined condensed balance sheet is no longer included in the prospectus, as the acquisition of Pneutech was completed on February 28, 2005 and Pneutech is included in our March 31, 2005 balance sheet.

Notes to Unaudited Pro Forma Combined Condensed Financial Statements - Page F-83 Note 1. Basis of Presentation - Page F-83

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We note that Thomas Equipment Ltd has a fiscal year end of June 30 and Pneutech, Inc. has a fiscal year end of October 31st. We also note your disclosure that the pro forma combined statement of operations for the fiscal year ended June 30, 2004 includes Pneutech, Inc.'s historical operations for the year ended October 31, 2004 that have been adjusted to those of Thomas Equipment Limited's year end. In this regard, please revise your introductory paragraph on page F-80 to further clarify to the reader how you conformed the financial information of Pneutech. Inc. to arrive at their operating results for the fiscal year ended June 30, 2004 as presented in the combined condensed statements of operations on page F-82.
The introductory paragraph has been revised.

Note 2- Pro Forma Adjustments - Page F-83

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Please revise your filing to disclose in the notes a schedule showing the purchase price of the Pneutech acquisition and the calculation of the purchase price and its components, including the purchase price allocation. Please clearly identify the following: (i) net tangible assets and liabilities acquired; (ii) identified intangible assets and (iii) fair value adjustments to net tangible and intangible assets and liabilities. In addition, provide in detail the reason for the significant amount allocated to goodwill and the reason for the significant premium paid for the acquisition.

The prospectus has been revised to include our March 31, 2005 consolidated financial statements. Those financial statements include the acquisition of Pneutech as of February 28, 2005. Accordingly, the information related to the Pneutech acquisition, including the purchase price and its allocation, is now included in Note 2 to those financial statements.

64
It is unclear to us what you mean by “the fair value increase and allocation to goodwill in Pneutech has been reduced by the proportionate share of your director’s post combination ownership" which is included in your pro forma adjustment 2(a). We note your disclosure on page F-21 that you acquired 100% of the common stock of Pneutech and redeemed preference shares and special shares for $530 000 held by 3156176 Canada Inc., an affiliated entity owned by one of a member of your board of directors. Please revise or advise us.

Clifford Rhee, our President and the President of Pneutech, owned 47% of the common shares of Pneutech and, subsequent to our acquisition of Pneutech, owns 6.9% of our common shares. Although not specifically required, we followed the analogy of EITF 88-16 in not recognizing any step-up in the basis of the net assets acquired, to the extent of his continuing interest in those net assets. The effect of this adjustment was to reduce the amount of goodwill recognized in the purchase price allocation by 6.9% and to reduce the value attributed to the common shares issued to effect the transaction by a like amount.

Exhibits

65	It does not appear that your opinion of counsel is filed with this filing. Please ensure that all exhibits are filed on EDGAR.	The opinion of counsel is filed as an exhibit with this filing.

66
It appears that your certificate of incorporation which is incorporated by reference to Exhibit 3.1 of your registration statement Form SB-2, filed August 25, 2000 only allows you to issue 20,000,000 shares of common stock rather than the 200.000.000 you have listed in your description of securities notwithstanding your one-for-40 reverse stock split effected in October 2004. Also, this certificate does not appear to allow you to issue five million shares of preferred as issued pursuant to your certificate of designations filed as an exhibit to Form 8-K filed April 20, 2005. Please explain or reconcile.

An amendment was filed to the certificate of incorporation and filed as an exhibit to the Company’s registration statement (file no. 333-72826). The exhibit index to this amendment has been revised to incorporate the amendment as an exhibit to this filing.